STRONG SOLUTIONS INC.

2/13 Korolenko str.

Kharkov, Ukraine 61000

+ 380-993-87-5414

July 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Solutions, Inc.
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-203289

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Strong Solutions, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-203289), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within 15 days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on April 8, 2015, and has not been declared effective by the Commission. The Company is requesting to withdraw the Registration Statement and all amendments for business reasons. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Strong Solutions, Inc.

/s/ Andrii Guzii
Chief Executive Officer and President